

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
João Vale de Almeida
Head of Delegation of the Delegation of the
European Union to the United States
2300 M Street, N.W.
Washington, D.C. 20037

> **Re:** **The European Investment Bank**
> **Registration Statement under Schedule B**
> **File No. 333-177074**
> **Filed September 29, 2011**
>
> **Form 18-K for Fiscal Year Ended December 31, 2010, as amended**
> **File No. 001-05001**
> **Filed April 18, 2011, as amended May 17, 2011 and August 3, 2011**

Dear Mr. Vale de Almeida:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. In the prospectus or incorporated documents, please discuss any material impact that the recent economic conditions in Europe, including with respect to the European sovereign debt, has had or is expected to have on the European Investment Bank's results of operations, non-performing loans or liquidity or ability of the European Investment Bank to service the registered debt securities.

Mission, page 6

2. To the extent material, please discuss the role of the European Investment Fund.

Constitution and Membership, page 7

3. Please revise the disclosure in the second sentence of the second paragraph to expand on the specifics of the Statute.

4. Please update the disclosure regarding the Member States to the most recent practicable date. In addition to the disclosure of EIB's subscribed capital held by each Member State, disclose the amount of uncalled and called capital.

Administration, page 7

5. Please disclose the terms of the board of governors and the board of directors. Also, clarify the voting requirements for each material type of proposal that the board of governors or the board of directors may consider.

Legal Status, page 8

6. Please explain whether the phrase "national courts" applies to the U.S. legal system and which courts would be deemed "national courts."

EIB Lending Activities, page 9

7. In the second bullet point, please clarify the meaning of the third sentence.

Form 18-K for Fiscal Year Ended December 31, 2010

Exhibit II

8. Please disclose the schedule of outstanding borrowings as of the most recent date practicable.

<u>Closing Comment</u>

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Philip J. Boeckman
        Cravath, Swaine & Moore LLP